*KH 4/5

[redacted]

13014172

SECUR 13014172 IISSION
Washington, D.C. 20549

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SEC Mail Processing Section
APR 1 - 2013
Washington DC
400

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68511

FACING PAGE

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **1/1/12** (mm/dd/yy) AND ENDING **12/31/12** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Code Advisors LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 Second Street, Suite 2225
(No. and Street)

San Francisco (City) **California** (State) **94105** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Robert Schooler **415-659-8081**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates, Certified Public Accountants
(Name – if individual, state last, first, middle name)

675 Ygnacio Valley Road, Suite A200 (Address) **Walnut Creek** (City) **California** (Sate) **94596** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

KH 4/5

OATH OR AFFIRMATION

I, **Robert Schooler**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Code Advisors LLC**, as of **December 31, 2012**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

AMELIA LI
COMM. #1924330
Notary Public - California
San Francisco County
My Comm. Expires Feb. 4, 2015
NR01

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC
Mail Processing
Section

APR 1 - 2013

Washington DC
400

Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

SEC
Mail Processing
Section
APR 1 - 2013
Washington DC
400

Code Advisors LLC
(SEC ID No. 8-68511)

Annual Audit Report

December 31, 2012

PUBLIC DOCUMENT

Filed Pursuant to Rule 17-A-5(E)(3) as a Public Document

ERNST WINTTER & ASSOCIATES
Certified Public Accountants

Code Advisors LLC

December 31, 2012

Table of Contents

ERNST WINTTER & ASSOCIATES ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Independent Auditor's Report

To the Member
Code Advisors LLC

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Code Advisors LLC (the "Company") as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of this financial statement in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Code Advisors LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

Ernst Wintter + Associates

March 25, 2013

Code Advisors LLC

Statement of Financial Condition

December 31, 2012

Assets	
Cash	$ 4,589,569
Accounts receivable	629,451
Due from affiliate	237,615
Prepaid expense	143,452
Total Assets	$ 5,600,087
Liabilities and Member's Equity	
Liabilities	
Accounts payable	$ 57,322
Due to affiliate	418,148
Total Liabilities	$ 475,470
Member's Equity	5,124,617
Total Liabilities and Member's Equity	$ 5,600,087

See independent auditor's report and accompanying notes.

Code Advisors LLC

Notes to the Financial Statements

December 31, 2012

1. Organization

Code Advisors LLC (the "Company") was organized as a Delaware limited liability company in December 2009. The Company is owned by its sole member, Code Holdings LLC ("Holdings"). The Company is a securities broker-dealer and registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") in January 2011. The Company advises public and private companies on mergers, acquisitions and other corporate matters on a fee basis.

2. Significant Accounting Policies

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents.

Accounts Receivable
Accounts receivable represent amounts earned per agreement that have not been collected. Management reviews accounts receivable and sets up an allowance for doubtful accounts when collection of a receivable becomes unlikely. The Company considers accounts receivable to be fully collectible and, accordingly, no allowance for doubtful accounts has been provided.

Investment Banking Fees
The Company generates revenue by providing advisory services to companies related to mergers and acquisitions, by acting as agent in private placements of securities and by participating in securities underwritings. The Company recognizes revenue in accordance with the terms and conditions specified in its engagement letters with each of its clients. Revenue is recognized when earned either by fee contract or the success of a predetermined specified event and the income is reasonably determinable.

Use of Estimates
The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and may have an impact on future periods.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts.

Income Taxes
The Company, a limited liability company, is taxed as a division of its sole member under the Internal Revenue Code and a similar state statute. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the Company to maintain a minimum net capital equal to or greater than $100,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2012, the Company's net capital was $4,114,099, which exceeded the requirement by $4,014,099.

Code Advisors LLC

Notes to the Financial Statements

December 31, 2012

4. Risk Concentration

For the year ended December 31, 2012, 100% of the accounts receivable is from one customer.

At various times during the year, the Company's cash in bank balances exceeded the FDIC insured limit. At December 31, 2012, the Company held deposits at a financial institution which were in excess of applicable federal insurance limits by $3,839,020.

The Company's cash consisted of a checking account held at a financial institution. The account at the financial institution is not insured by any government agency.

5. Related Party Transactions

The Company has an overhead-sharing agreement with Code Management Company LLC ("Management"), a company under common ownership. Management provides office space and pays most overhead expenses for the Company. The Company pays management fees to Management as part of this agreement. At December 31, 2012, $418,148 was due to Management and is included in due to affiliate on the statement of financial condition.

Code Advisors Ltd ("Ltd") is a foreign entity under common ownership. At December 31, 2012, $237,615 was due from Ltd and is included in due from affiliate on the statement of financial condition.

The Company's results of operations and financial position could differ significantly from those that would have been obtained if the entities were autonomous.

6. Subsequent Events

The Company has evaluated subsequent events through March 25, 2013, the date which the financial statements were available to be issued.